July 1, 2014

By Hand and EDGAR

United States Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street N.E.,

Washington, D.C. 20549.

Attention:	J. Nolan McWilliams Attorney-Advisor

Re:	Fiat Investments N.V. Draft Registration Statement on Form F-4

Dear Mr. McWilliams:

On behalf of our client, Fiat Investments N.V. (the “Registrant”), we are writing to respond to the letter, dated June 27, 2014 (the “Comment Letter”), from the Staff of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced confidential draft registration statement on Form F-4 (the “Draft Registration Statement”). This letter follows the response letter, dated June 20, 2014 to the comment letter from the Staff, dated June 13, 2014, and the response letter, dated May 30, 2014 to the comment letter from the Staff dated May 12, 2014. We are including with this letter a further amendment to the Draft Registration Statement (the “Amended Draft Registration Statement”) which shows the changes the Registrant proposes to make in response to the Staff’s comments and other updates to the disclosure. We are also providing to the Staff courtesy hard copies of the Amended Draft Registration Statement, including a version of the Amended Draft Registration Statement marked to reflect changes to the Draft Registration Statement submitted on June 20, 2014. To facilitate the Staff’s review of the Amended Draft Registration Statement, attached hereto as Annex A is a set of changed pages that reflect the Registrant’s revisions in response to comments 1-3 of the Comment Letter.

The Registrant appreciates the Staff’s review of the Registration Statement and looks forward to working with the Staff to resolve the Staff’s comments as promptly as practicable. As discussed with representatives of the Staff, in light of the August Italian court recess and the 30-day notice period for Fiat’s extraordinary general meeting of shareholders to vote on the Merger, the Registrant is anxious to complete the Staff’s review and be able to call the meeting prior to the July 4 holiday.

Securities and Exchange Commission

July 1, 2014

As a result of changes to the Draft Registration Statement, some page references in the Amended Draft Registration Statement have changed from those in the Draft Registration Statement as previously submitted. The page references in the Staff’s comments refer to page numbers in the Draft Registration Statement submitted on June 20, 2014, while the page numbers in the Registrant’s responses refer to page numbers in the Amended Draft Registration Statement. For your convenience, the Registrant has reproduced each of the Staff’s comments below and provided its responses below each comment. Capitalized terms that are in this letter but not defined herein have the meanings assigned to them in the Amended Draft Registration Statement.

In response to certain of the comments, the Registrant has agreed to change or supplement the disclosures in the Draft Registration Statement. It is doing so in order to address the Staff’s views in a constructive manner and not because the Registrant believes its previous submissions or other public disclosures were deficient or inaccurate in any respect. Accordingly, any changes reflected in the Amended Draft Registration Statement, or any changes implemented in future filings, should not be taken as an admission that prior disclosures were in any way deficient or inaccurate.

Risk Factors, page 9

Our profitability depends on reaching certain minimum vehicle sales volumes, page 9

1.	We note your response to prior comment 1 and your revised disclosure on page 129. So that investors can better assess the risk presented, please illustrate quantitatively the impact that changes in the relative mix of sales of smaller cars compared to trucks and SUVs would have on EBIT.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on page 9 of the Amended Draft Registration Statement.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 76

Unaudited Pro Forma Income Statement for the Year Ended December 31, 2013, page 78

Footnote (3), page 78

Securities and Exchange Commission

July 1, 2014

2.	We note your disclosure in footnote (3) that the principal amounts set forth above have been translated into Euro using the applicable exchange rate at March 31, 2014 for illustrative purposes only. In light of the fact that these adjustments relate to the pro forma income statement for the year ended December 31, 2013, please explain to us why you have used the exchange rate at March 31, 2014 to calculate the adjustments.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on page 83 of the Amended Draft Registration Statement to state that the exchange rate used was the rate at December 31, 2013. The Registrant also notes that using the exchange rate at December 31, 2013 rather than the exchange rate at March 31, 2014 had no effect on the translated amount.

Unaudited Interim Financial Statements of Fiat S.p.A for the Three Months Ended March 31, 2014

Statements of Changes in Equity, page F-6

3.	We note from your response to our prior comment 13 that the adjustment of €518 million is calculated as 41.5% of the Chrysler remeasurement of the defined benefit plan reserve of €1,248 following the acquisition of the non-controlling interest in January 2014. Please explain to us where this €1,248 Chrysler remeasurement amount is disclosed in the filing. If the amount is not disclosed, please revise to disclose the nature of the remeasurement and how the €1,248 amount was calculated or determined.

Response:

The Registrant respectfully informs the Staff that the amount of €1,248 million was not previously separately disclosed in the filing. This amount represents the accumulated actuarial gains and losses from the remeasurement of the defined benefit plans of Chrysler Group which arose during the period from the consolidation until the acquisition of the remaining non-controlling interest on January 21, 2014. Note 23 to the Consolidated Financial Statements at December 31, 2013 and 2012 on page F-135 reports the amounts of Other comprehensive income/(loss) for the years ended December 31, 2011, 2012 and 2013, where the first line item is referred to the Gains/(losses) on remeasurement of defined benefit plans. Note 19 to the Interim Consolidated Financial Statements for the three months ended March 31, 2014 includes the same information for that period.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages F-6 and F-13 to F-14 of the Amended Draft Registration Statement.

Securities and Exchange Commission

July 1, 2014

Exhibit 5.1

4.	Please have counsel provide a legality opinion regarding the special voting shares.

Response:

In response to the Staff’s comment, Dutch counsel to the Registrant has revised its form of legal opinion, a revised draft of which is attached to this letter.

5.	Counsel may not expressly limit the scope of documents examined in connection with its opinion. Please have counsel clarify that it has reviewed all other documents it deems necessary to render its legal opinion.

Response:

In response to the Staff’s comment, Dutch counsel to the Registrant has revised its form of legal opinion, revised drafts of which are attached to this letter.

6.	Refer to Section 4.4 on page 3. Counsel’s statement that any issue of interpretation or liability regarding the opinion will be governed by Dutch law and be brought exclusively before the competent court in Rotterdam, the Netherlands inappropriately limits reliance by purchasers in the offering and appears inconsistent with the jurisdictional provisions of the federal securities laws. Please have counsel revise accordingly or, alternatively, provide us with a legal basis for inclusion of this language. Similarly, please have counsel revise the last paragraph of Exhibit 8.3 with respect to the courts of England and Wales.

Response:

In response to the Staff’s comment, Dutch counsel and U.K. tax counsel to the Registrant have revised their respective forms of legal opinion.

Schedule 2

7.	Refer to Section 1.3 on page 6. Please have counsel remove this section as it is inappropriate to make such assumptions regarding the company. Similarly, please have counsel remove Section 2.2 on page 8 of Schedule 3 as it is inappropriate to make such assumptions.

Securities and Exchange Commission

July 1, 2014

Response:

Dutch counsel to the Registrant notes the Staff’s comment but respectfully advises the Staff that revisions to Section 1.4 (formerly Section 1.3) would not be appropriate, as Section 1.4 includes Dutch counsel’s assumption that the Merger Deed and Deed of Amendment will be validly executed on the Execution Date in the form of the drafts reviewed, and such assumption is appropriate because these documents cannot be executed until after the shareholders of Fiat vote to approve the Merger. These documents are expected to be executed on the day before the Merger will become effective; therefore, it is appropriate for Dutch counsel to assume their future execution when giving its opinion with respect to the validity of the common shares and special voting shares to be issued in connection with the Merger. The Registrant notes that this assumption is in line with the Staff’s position in Staff Legal Bulletin 19, dated October 14, 2011 (“SLB 19”), where the Staff noted that in the context of a shelf registration statement, it would be acceptable to include assumptions regarding the future issuance of securities. In this case, where securities are to be issued in the future, the Registrant believes it is appropriate to include such an assumption in Dutch counsel’s opinion.

In response to the Staff’s comment regarding Section 2.2 of Schedule 3, Dutch counsel to the Registrant has revised its form of legal opinion and will rely on a certificate from the Registrant as to the absence of any actions taken in response of a dissolution, merger or demerger proceedings.

8.	Refer to Section 3.2 on page 7. Please have counsel clarify that this section excludes the company.

Response:

Dutch counsel to the Registrant notes the Staff’s comment but respectfully advises the Staff that revisions to Section 3.1 (formerly Section 3.2) would not be appropriate. Section 3.1 speaks to consents having been obtained in connection with the execution of the Merger Deed and the Deed of Amendment. As noted in the Registrant’s response to Comment 7 above, these documents will not be executed until closing of the Merger. Therefore, this assumption is appropriate because any revocation or suspension of the consents specified in the Merger Deed and Deed of Amendment could alter the validity of the common shares and special voting shares. Consequently, this assumption is also in line with the Staff’s views expressed in SLB 19 and discussed in the Registrant’s response to Comment 7 above.

*        *        *

Securities and Exchange Commission

July 1, 2014

The Registrant appreciates very much the Staff’s prompt and helpful review of the Registration Statement and looks forward to resolving any remaining issues. Any questions or comments with respect to the responses may be communicated to the undersigned (tel: 212-558-3109 or email: millersc@sullcrom.com). Please send copies of any correspondence relating to this filing to me by email and facsimile (212-291-9101) with the original by mail c/o Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004.

Very truly yours,

/s/ Scott D. Miller

cc:	Sonia Bednarowski
Linda Cvrkel
Claire Erlanger
(Securities and Exchange Commission)

Richard K. Palmer
Alessandro Gili
Giorgio Fossati
(Fiat S.p.A.)

ANNEX A:

CHANGED PAGES FOR COMMENTS 1-3

RISK FACTORS Investing in FCA shares involves risks, some of which are related to the Merger. In considering the proposed Merger you should carefully consider the following information about these risks, as well as the other information included in this prospectus. Our business, our financial condition or our results of operations could be materially adversely affected by any of these risks. Risks Related to Our Business, Strategy and Operations Our profitability depends on reaching certain minimum vehicle sales volumes. If our vehicle sales deteriorate, our results of operations and financial condition will suffer. Our success requires us to achieve certain minimum vehicle sales volumes. As is typical for an automotive manufacturer, we have significant fixed costs and, therefore, changes in vehicle sales volume can have a disproportionately large effect on our profitability. For example, assuming constant pricing, mix and cost of sales per vehicle, that all results of operations were attributable to vehicle shipments and that all other variables remain constant, a ten percent decrease in our vehicle shipments would reduce our EBIT (earnings before interest and taxes) by approximately 40 percent, without accounting for actions and cost containment measures we may take in response to decreased vehicle sales. Further, a shift in demand away from our minivans, larger utility vehicles and pick-up trucks in the NAFTA region towards passenger cars, whether in response to higher fuel prices or other factors, could adversely affect our profitability in the NAFTA region. Our minivans, larger utility vehicles and pick-up trucks accounted for approximately 47 percent of our total U.S. retail vehicle sales in 2013 and the profitability of this portion of our portfolio is approximately 20 percent higher than that of our overall U.S. retail portfolio on a weighted average basis. A shift in consumer preferences in the U.S. vehicle market away from minivans, larger utility vehicles and pick-up trucks and towards passenger cars could adversely affect our profitability. For example, a shift in demand such that U.S. industry market share for minivans, larger utility vehicles and pick-up trucks deteriorated by 10 percentage points and U.S. industry market share for cars and smaller utility vehicles increased by 10 percentage points, whether in response to higher fuel prices or other factors, holding other variables constant, including our market share of each vehicle segment, would have reduced the Group’s EBIT by approximately four percent for 2013. This estimate does not take into account any other changes in market conditions or actions that the Group may take in response to shifting consumer preferences, including production and pricing changes. For additional information on factors affecting vehicle profitability, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Fiat Group—Trends, Uncertainties and Opportunities.” Moreover, we tend to operate with negative working capital as we generally receive payments from vehicle sales to dealers within a few days of shipment, whereas there is a lag between the time when parts and materials are received from suppliers and when we pay for such parts and materials; therefore, if vehicle sales decline we will suffer a significant negative impact on cash flow and liquidity as we continue to pay suppliers during a period in which we receive reduced proceeds from vehicle sales. If vehicle sales do not increase, or if they were to fall short of our assumptions, due to financial crisis, renewed recessionary conditions, changes in consumer confidence, geopolitical events, inability to produce sufficient quantities of certain vehicles, limited access to financing or other factors, our financial condition and results of operations would be materially adversely affected. Our businesses are affected by global financial markets and general economic and other conditions over which we have little or no control. Our results of operations and financial position may be influenced by various macroeconomic factors – including changes in gross domestic product, the level of consumer and business confidence, changes in interest rates for or availability of consumer and business credit, energy prices, the cost of commodities or other raw materials, the rate of unemployment and foreign currency exchange rates – within the various countries in which we operate. Beginning in 2008, global financial markets have experienced severe disruptions, resulting in a material deterioration of the global economy. The global economic recession in 2008 and 2009, which affected most

Secured Senior Notes due 2019—issuance of an additional U.S.$1.375 billion (€1.0 billion) aggregate principal amount of 8.0 percent secured senior notes due June 15, 2019, at an issue price of 108.25 percent of the aggregate principal amount; and Secured Senior Notes due 2021—issuance of an additional U.S.$1.380 billion (€1.0 billion) aggregate principal amount of 8.25 percent secured senior notes due June 15, 2021 at an issue price of 110.50 percent of the aggregate principal amount, which along with the Secured Senior Notes due 2019, we refer to as the Secured Senior Notes. The principal amounts set forth above have been translated into Euro using the applicable exchange rate at December 31, 2013 for illustrative purposes only. The tax effect on such adjustment which has been calculated using the effective tax rate applicable to FNA (to which the pro forma adjustments relate) of 36.98 percent, comprising U.S. federal income tax rate of 35.00 percent and state income tax rate of 1.98 percent. If the VEBA Transaction and the MOU which are accounted for as a single commercial transaction had occurred on January 1, 2013 the Group would have recorded a non-recurring expense of €495 million in connection with the execution of the MOU and a non-recurring, non-taxable gain of €223 million in connection with the remeasurement to fair value of the previously exercised options on approximately 10 percent of Chrysler’s membership interests in connection with the equity purchase agreement. These items have not been adjusted in the unaudited pro forma consolidated income statement for the year ended December 31, 2013 as they are non-recurring items which are directly attributable to the transactions referred to above and will not have a continuing impact on the consolidated financial results of the Group. See Note 7 to the Interim Consolidated Financial Statements and Notes 1 and 2 to the Unaudited Pro Forma Condensed Consolidated Income Statement for the three months ended March 31, 2014 for further details of these items.

FIAT S.p.A.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the three months ended March 31, 2014 and 2013

	Share capital	Treasury shares	Other reserves	Cash flow hedge reserve	Cumulative translation differences	Available-for-sale financial assets	Remeasure-ment of defined benefit plans	Cumulative share of OCI of equity method investees	Total equity attributable to owners of the parent	Non-controlling interests	Total
						(€ million)					
At December 31, 2012	**4,476**	**(259)**	**3,935**	**15**	**618**	**(17)**	**(2,541)**	**(40)**	**6,187**	**2,182**	**8,369**
Changes for Q1 2013											
Dividends distributed	-	-	-	-	-	-	-	-	**-**	**(1)**	**(1)**
Share-based payments	-	-	2	-	-	-	-	-	**2**	**-**	**2**
Net profit/(loss)	-	-	(83)	-	-	-	-	-	**(83)**	**114**	**31**
Other comprehensive income/ (loss)	-	-	-	(23)	146	6	-	9	**138**	**94**	**232**
Other changes	-	-	1	-	-	-	-	-	**1**	**2**	**3**
At March 31, 2013	**4,476**	**(259)**	**3,855**	**(8)**	**764**	**(11)**	**(2,541)**	**(31)**	**6,245**	**2,391**	**8,636**

	Share capital	Treasury shares	Other reserves	Cash flow hedge reserve	Cumulative translation differences	Available-for-sale financial assets	Remeasure-ment of defined benefit plans reserve	Cumulative share of OCI of equity method investees	Total equity attributable to owners of the parent	Non-controlling interests	Total
						(€ million)					
At December 31, 2013	**4,477**	**(259)**	**4,860**	**101**	**51**	**(13)**	**(757)**	**(134)**	**8,326**	**4,258**	**12,584**
Changes for Q1 2014											
Capital increase	1	-	-	-	-	-	-	-	**1**	**-**	**1**
Share-based payments	-	-	1	-	-	-	-	-	**1**	**-**	**1**
Purchase of shares in subsidiaries from non-controlling interests	-	-	1,623	35	171	-	(518)[1]	-	**1,311**	**(3,976)**	**(2,665)**
Distribution for certain taxes paid by VEBA	-	-	-	-	-	-	-	-	**-**	**(45)**	**(45)**
Net profit/(loss)	-	-	(189)	-	-	-	-	-	**(189)**	**16**	**(173)**
Other comprehensive income/ (loss)	-	-	-	(41)	(24)	5	(3)	(5)	**(68)**	**74**	**6**
Other changes	-	-	4	-	-	-	-	-	**4**	**-**	**4**
At March 31, 2014	**4,478**	**(259)**	**6,299**	**95**	**198**	**(8)**	**(1,278)**	**(139)**	**9,386**	**327**	**9,713**

(1) The €518 million relates to approximately 41.5 percent interest in Chrysler's remeasurement of defined benefit plans reserve of €1,248 million. Refer to the disclosure of "Non-controlling interests."

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

F - 6

FIAT S.p.A. NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (“WCM”) programs, (ii) to actively participate in benchmarking efforts associated with implementation of WCM programs across all Fiat-Chrysler manufacturing sites to ensure objective competitive assessments of operational performance and provide a framework for the proper application of WCM principles, and (iii) to actively assist in the achievement of Chrysler’s long-term business plan. In consideration of these legally enforceable commitments, Chrysler agreed to make payments to a UAW-organized, independent VEBA Trust totaling U.S.$700 million (€518 million at the transaction date) to be paid in four equal annual installments. Considering Chrysler’s non-performance risk over the payment period as of the transaction date and its unsecured nature, this payment obligation has a fair value of U.S.$672 million (€497 million). The Group considered the terms and conditions set forth in the above mentioned agreements and has accounted for the Equity Purchase Agreement and the MOU as a single commercial transaction with multiple elements. As such, the fair value of the consideration paid discussed above, which amounts to U.S.$4,624 million (€3,411 million), including the fair value of the previously exercised disputed options, was allocated to the elements obtained by Fiat and Chrysler. Due to the unique nature and inherent judgment involved in determining the fair value of the UAW’s commitments under the MOU, a residual value methodology was used to determine the portion of the consideration paid attributable to the UAW’s commitments as follows: (€ million) Special distribution from Chrysler 1,404 Cash payment from FNA 1,287 Fair value of the previously exercised options 223 Fair value of financial commitments under the MOU 497 Fair value of total consideration paid 3,411 Less the fair value of an approximately 41.5 percent non-controlling ownership interest in Chrysler (2,916) Consideration allocated to the UAW’s commitments 495 The fair value of the approximately 41.5 percent non-controlling ownership interest in Chrysler acquired by Fiat from the VEBA Trust (which includes the approximately 10 percent pursuant to the settlement of the previously exercised disputed options discussed above) was determined using the valuation methodology discussed above. The residual of the fair value of the consideration paid of U.S.$670 million (€495 million) was allocated to the UAW’s contractually binding and legally enforceable commitments to Chrysler under the MOU. The effects of changes in ownership interests in Chrysler in the three months ended March 31, 2014 were therefore as follows: For the three months ended March 31, 2014 (€ million) Carrying amount of non-controlling interest acquired 3,976 Less consideration allocated to the acquisition of the non-controlling interest (2,916) Additional net deferred tax assets 251 Effect on the equity attributable to owners of the parent 1,311 In accordance with IFRS 10 – Consolidated Financial Statements, equity reserves were adjusted to reflect the change in the ownership interest in Chrysler through a corresponding adjustment to equity attributable

FIAT S.p.A. NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS to the parent. As the transaction described above resulted in the elimination of the non-controlling interest in Chrysler, all items of comprehensive income previously attributed to the non-controlling interest were recognized in the appropriate equity reserve. In accordance with the accounting policies disclosed in the Consolidated Financial Statements at December 31, 2013, €1,248 million of the accumulated actuarial gains and losses from the remeasurement of the defined benefit plans of Chrysler Group has been recognized since the consolidation of Chrysler Group. As of the transaction date, €518 million, which is approximately 41.5% of this amount, had been recognized in non-controlling interest. In connection with the acquisition of the non-controlling interest in Chrysler Group, this amount was recognized as an adjustment to the equity reserve for Remeasurement of defined benefit plans. With respect to the MOU entered into with the UAW, the Group recognized €495 million (U.S.$670 million) in Other unusual expenses in the Interim Consolidated Income Statement. The first U.S.$175 million installment under the MOU was paid on January 21, 2014, which was equivalent to €129 million at that date, and is reflected in the operating section of the Interim Consolidated Statement of Cash Flows. The remaining outstanding obligation pursuant to the MOU as of March 31, 2014 of €362 million (U.S.$499 million), which includes €1 million (U.S.$2 million) of accreted interest, is recorded in Other current liabilities sections in the Interim Consolidated Statement of Financial Position (Note 23). For further information on additional net deferred tax assets recognized reference should be made to Note 9. The Equity Purchase Agreement also provided for a tax distribution from Chrysler to its members under the terms of Chrysler Group’s Limited Liability Company Operating Agreement (as amended from time to time, the “LLC Operating Agreement”) in the amount of approximately U.S.$60 million (€45 million) to cover the VEBA Trust’s tax obligation. As this payment was made pursuant to a specific requirement in Chrysler’s LLC Operating Agreement, it is not considered part of the multiple element transaction. Significant restrictions in relation to the Group interest in Chrysler There have been no changes to the significant restrictions in relation to the Group interest in Chrysler from those disclosed in the Consolidated Financial Statements at December 31, 2013. CHANGES IN THE SCOPE OF CONSOLIDATION Except for the acquisition of the remaining 41.5 percent ownership interest in Chrysler described above, during the three months ended March 31, 2014 there were no significant changes in the scope of consolidation. PROPOSED CORPORATE REORGANIZATION On January 29, 2014, the Board of Directors of Fiat S.p.A. approved a proposed corporate reorganization resulting in the formation of Fiat Chrysler Automobiles N.V. (“FCA”) as a fully-integrated global automaker. In order to establish a true peer to the major global automotive groups, in both scale and capital market appeal, the Board decided to establish FCA, organized in the Netherlands, as the parent company of the Group. Under the proposal approved by the Fiat S.p.A. Board of Directors, Fiat S.p.A. shareholders will receive one FCA common share for each Fiat S.p.A. share held and the FCA common shares will be listed on the New York Stock Exchange (NYSE) with an additional listing on the Mercato Telematico Azionario (MTA) in Milan. It is intended that FCA will be resident for tax purposes in the United Kingdom, but this is not expected to affect the taxes payable by Group companies in the jurisdictions where their activities are carried out.